2303 West 41st Avenue Vancouver, BC V6M 2A3 Canada

FOR IMMEDIATE RELEASE

$3,007,500 Non-Brokered Private Placement Completed

July 10, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) ) is pleased to announce that further to its news release of June 22, 2007 the Company has closed its non-brokered private placement and has issued 6,015,000 units at a purchase price of $0.50 per unit for gross proceeds of $3,007,500.

Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase an additional common share at a price of $0.60 for a period of 18 months from closing.

In connection with this closing, the Company has paid an aggregate of $108,150 as a finder fee.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on November 10, 2007.

About El Niño

El Niño Ventures is a mineral exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. In June 2007, El Niño will commence a 25,000 meter drill program on the Bathurst Mining Camp. EL Niño is presently in an aggressive acquisition phase to acquire more projects in the DRC.

On Behalf of the Board of Directors Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.